UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On November 6, 2006, Irwin Financial Corporation (the "Corporation") issued a press release announcing its Third Quarter 2006 Results. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01. OTHER EVENTS.

On November 6, 2006, the Corporation announced it had reached a definitive agreement with New Century Financial Corporation (NYSE: NEW), for New Century to purchase certain assets, assume certain obligations and offer employment to a significant portion of the employees related to the mortgage servicing operations of the Corporation's indirect subsidiary, Irwin Mortgage Corporation. The announcement is included in the Corporation's press release, attached as Exhibit 99.1. The sale of the servicing operations is part of the Corporation's strategic decision to exit its conforming, conventional mortgage banking business and follows the sale in the third quarter of the majority of the associated mortgage loans and mortgage servicing rights.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated November 6, 2006 - Third Quarter 2006 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 6, 2006   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated November 6, 2006 - Third Quarter 2006 Results

News Release: IMMEDIATE RELEASE

For further information contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.379.7603
Conference Call, 1:00 PM, EST, November 6, 2006   888.867.5802
Confirmation #16173086
Replay available at http://www.irwinfinancial.com/ir-set.html

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER 2006 RESULTS

- Earnings per Diluted Share from Continuing Operations of $0.31
- Strong Results for Commercial Finance and Commercial Banking Segments
- Continued Good Credit Quality as Non-Performing Assets Decline 15 Percent
- Substantial Completion of Sale of Conforming, Conventional Mortgage Operations

(Columbus, IN, November 6, 2006) Irwin Financial Corporation (NYSE:IFC), a bank holding company focusing on small business and consumer mortgage lending, today announced net income from continuing operations for the third quarter of 2006 of $9.2 million or $0.31 per diluted share. This compares with diluted earnings per share from continuing operations of $0.30 per share and $0.46 per share, in the second quarter of 2006 and the third quarter of 2005, respectively. Return on equity from continuing operations was 6.8 percent, compared to 6.0 percent and 10.4 percent respectively, in the earlier periods.

During the third quarter, the Corporation sold substantially all of its conforming, conventional mortgage segment operations, including the majority of the associated mortgage loans and mortgage servicing rights. In the fourth quarter, the Corporation reached a definitive agreement with New Century Financial Corporation (NYSE: NEW), for NEW to purchase certain assets, assume certain obligations and offer employment to a significant portion of the employees related to the mortgage servicing operations of Irwin Mortgage.

This discontinued segment reported a loss, including disposal costs, during the third quarter of $13.4 million. When combined with Continuing Operations, the Corporation lost $4.2 million or $0.14 per share in the third quarter, compared with consolidated net income of $0.09 per share in the second quarter of 2006. Classification of net income between Continuing and Discontinued Operations for the second quarter 2006 has been adjusted to reflect substantial completion of the segment sale activities and to reclassify into continuing operations certain activities that will be retained by the Corporation as a part of Continuing Operations.

"Our commercial finance and banking segments again recorded very solid earnings," said Will Miller, Chairman and CEO of Irwin Financial. "Although we continue to see tight competitive conditions across the board, we have been able to make strides in broadening our geographic reach and product lines in both segments. During the third and fourth quarters, commercial banking has opened new offices in Phoenix, Reno, and Albuquerque. In addition, our commercial finance segment rolled-out both a professional practice finance and a new IT leasing product in the third quarter. This steady progress, which we believe will help us produce more predictable results, is consistent with the profile I want for Irwin Financial going forward.

"In the home equity segment," Miller continued, "our results were well below our expectations earlier in the quarter, largely due to the effects of clean up calls on the last of the pre-2003 securitizations and the accounting for certain economic hedges. However, there were also positive signs. Net interest revenue increased 10 percent over the second quarter reflecting improved margins, despite the fact that the portfolio declined slightly. We achieved the targeted cost savings from our restructuring of home equity's retail production channel earlier in the year. We believe we are beginning to see signs of improvement in financial results and expect to be profitable in this segment in the fourth quarter.

"Earlier this year, we announced a strategic decision to focus our attention on the growth of our small business and non-conforming consumer mortgage business and, therefore, determined that we would sell our mortgage origination and servicing platforms," Miller, concluded. "With New Century purchasing our servicing operations and offering employment to the majority of our servicing staff, we now have substantially met our exit goals."

Financial highlights for continuing operations (commercial bank, commercial finance, and home equity lending) for the period include:

Consolidated Results

$ in millions, except EPS	3Q 2006	2Q 2006	Percent Change	3Q 2005	Percent Change
Net Interest Income After Provision for Losses	$56	$57	-1%	$53	6%
Non-Interest Income	7	9	(19)	14	(49)
Total Consolidated Net Revenues	64	66	(4)	68	(6)
Non-Interest Expense	51	51	-1	49	4
Net Income From Continuing Operations	9	9	3	13	(30)
Earning per Share (diluted)	0.31	0.30	3	0.46	(33)
Loans and Leases	5,101	4,910	4	4,009	27
Deposits	3,790	3,868	(2)	4,130	(8)
Shareholders' Equity	523	530	(1)	508	3
Total Risk-Based Capital Ratio	13.5%	12.9%		13.1%	
Return on Average Equity	6.8%	6.0%		10.4%	

Consolidated net revenues from continuing operations decreased modestly on a sequential quarter basis, reflecting a decline in home equity segment incentive servicing revenues and losses on pipeline hedges which are marked-to-market through the statement of income. Non-interest operating expenses decreased a percent on a sequential quarter basis.

The consolidated loan and lease portfolio was $5.1 billion as of September, a $0.2 billion or 16 percent annualized increase as compared to the end of the second quarter. Approximately $0.1 billion of the increase resulted from the call of home equity loans previously used as collateral in asset-backed securities which had amortized to the point of enabling clean-up calls. Home equity mortgage loans held for sale totaled $174 million, up from $148 million at the end of the second quarter.

Deposits totaled $3.8 billion at September 30, 2006, down $0.1 billion from June 30, 2006, reflecting the combination of price competition and reduced demand on the Corporation's part due to the sale of mortgage assets.

The Corporation had $523 million or $17.56 per share in common shareholders' equity as of September 30, 2006. At quarter end, Tier 1 Leverage Ratio and Total Risk-based Capital Ratio were 10.8 percent and 13.5 percent, respectively, compared to 10.3 percent and 13.1 percent as of June 30, 2006. During the third quarter, the Corporation retired $15 million of trust preferred stock (IFC Capital Trust IV).

Nonperforming assets (including other real estate owned of $13 million) were $52 million or 0.87 percent of total assets as of September 30, 2006, down from $61 million or 0.94 percent of total assets at the end of June. The on-balance sheet allowance for loan and lease losses totaled $71 million as of September 30, up $4 million from the end of the second quarter. The ratio of on-balance sheet allowance for loan and lease losses to nonperforming loans and leases was 213 percent at September 30, compared to 167 percent at June 30.

The consolidated loan and lease loss provision totaled $9.1 million, up from $6.8 million in the second quarter of 2006, largely due to the acquisition of the seasoned home equity loans noted earlier. The same loans contributed to a rise in home equity delinquencies. Quarterly net charge-offs totaled $5.2 million, up from $4.0 million during the second quarter. Thirty-day and greater delinquencies, the ratio of charge-offs to average loans and leases, and the allowance for loan and lease losses to total loans and leases for principal credit-related portfolios are shown in the next table.

	Commercial Banking	Home Equity Lending On-Balance Sheet (1)	Commercial Finance
September 30, 2006 Portfolio (in $Billions)	2.8	1.3	1.0
30-Day and Greater Delinquencies			
- September 30, 2006	0.12%	3.49%	0.57%
- June 30, 2006	0.31	2.61	0.42
- March 31, 2006	0.10	1.90	0.47
- December 31, 2005	0.13	2.23	0.66
- September 30, 2005	0.12	2.01	0.59
Annualized Net Charge-offs			
- September 30, 2006	0.19%	0.90%	0.50%
- June 30, 2006	0.10	0.86	0.38
- 1Q06	0.09	1.26	0.35
- 4Q05	0.16	0.47	0.47
- 3Q05	0.09	0.36	0.58
Allowance to Loans and Leases (1)			
- September 30, 2006	0.93%	2.48%	1.26%
- June 30, 2006	0.94	2.44	1.29
- March 31, 2006	0.92	2.49	1.31
- December 31, 2005	0.92	2.40	1.32
- September 30, 2005	0.93	2.89	1.37

---

1.   Home Equity on balance sheet Allowance to Loans and Leases relates to Loans Held for Investment portfolio only.

Segment Results

Net income (loss) by line of business is shown below, with additional detail available in the segment summary tables at the end of this release and in the Corporation's Form 10Q for the period ended September 30, 2006.

Net Income(loss) ($ in millions)	3Q 2006	2Q 2006	Percent Change	3Q 2005	Percent Change
Commercial Banking	$8.3	$7.9	5%	$7.6	8%
Commercial Finance	3.3	2.9	12	2.5	29
Home Equity	(0.3)	(0.4)	23	2.2	NM
Other Segments, Including Parent	(2.0)	(1.4)	(43)	0.8	NM
Net Income From Continuing Operations	9.2	9.0	3	13.2	(30)
Income (Loss) From Discontinued Operations - Mortgage Banking	(13.4)	(6.1)	(120)	5.3	NM
Consolidated Net Income (Loss)	(4.2)	2.9	NM	18.5	NM

The commercial banking segment earned income of $8.3 million, an increase of $0.4 million and $0.6 million over the second quarter of 2006 and the third quarter of 2005, respectively. The comparative improvements largely reflect an improvement in effective tax rate due to low-income housing credits.

The commercial banking segment's loans grew at an annualized rate of 7 percent during the quarter and are up 9 percent on a year-over-year basis. Loans outstanding as of September 30, 2006, totaled $2.8 billion. Net interest margin was 4.27 percent during the quarter, up from 3.98 percent and 3.83 percent, in the second quarter of 2006 and the third quarter of 2005, respectively as excess liquidity has been redeployed into higher-yielding loan assets.

Credit quality continues to be positive for this segment. Thirty-day and greater delinquencies declined to 0.12 percent from 0.31 percent as of June 30. The commercial banking segment's loan and lease loss provision of $1.7 million during the quarter compared favorably to net charge-offs of $1.3 million. Non-performing assets declined to $17 million, from $30 million at the end of the second quarter.

The commercial finance line of business earned $3.3 million in the third quarter of 2006, up from $2.9 million in the second quarter and a $0.7 million increase as compared to the third quarter of 2005. Net income was a quarterly record for this segment; earnings during the quarter exceeded the segment's net income in all of 2004. Loan and lease fundings totaled $147 million during the quarter compared to $164 million in the second quarter and $119 million in the year earlier period.

The segment's loan and lease portfolio now totals $1.0 billion, representing a 31 percent increase over the past year. Net interest income totaled $10.4 million, a $0.3 million sequential quarter increase. Net interest margin decreased modestly to 4.27 percent, as compared to 4.50 percent in the prior quarter, primarily reflecting a continued portfolio mix shift toward franchise finance loans from small-ticket leases.

The loan and lease loss provision in this segment totaled $1.6 million during the quarter, down from $1.8 million during the prior quarter. Net charge-offs increased to $1.2 million, as compared to $0.9 million in the prior quarter. The thirty-day and greater delinquency ratio in this segment increased modestly to 0.57 percent at September 30, from 0.42 percent at June 30.

The home equity segment lost $0.3 million during the third quarter, compared to a loss of $0.4 million during the second quarter and net income of $2.2 million during the third quarter of 2005. The loss in the current period was principally the result of elevated loan loss provisions required for the acquisition of seasoned loans and losses on derivatives economically hedging loans and pipeline.

Loan originations totaled $254 million in the third quarter, up from $211 million in the second quarter, reflecting planned growth in the broker channel.

Thirty-day and greater delinquencies on the segment's on balance sheet portfolio increased to 3.49 percent, from 2.61 percent at June 30 and 2.01 percent as of September 30, 2005. Loan loss provision totaled $5.9 million, up from $3.7 million in the second quarter, reflecting the acquisition of seasoned loans in conjunction with clean-up calls of previous asset-backed securitizations. Net charge-offs were $2.7 million during the third quarter, compared to $2.4 during the second quarter. While loan delinquencies and charge-offs increased on a sequential quarter basis, credit quality continues to meet management's expectations.

Additionally, during the third quarter Moody's Investors Service has upgraded to SQ2+ IHE's rating as a Primary Servicer of residential HLTV mortgage loans and has affirmed the company's SQ2+ rating as a Primary Servicer of second lien loans. Moody's ratings are based on Irwin's strong collection results and strong loss mitigation for HLTV and second lien loans, as well as average servicer stability.

The parent and other consolidating entities lost $2.0 million during the third quarter, compared to a loss of $1.4 million in the second quarter of 2006.

Discontinued Operations - Conventional Mortgage Segment

During the third quarter of 2006, the Corporation substantially completed the sale of its conforming, conventional mortgage segment. Although final disposition activities have not been concluded, in conformity with SFAS 144 these operations are now being reported as "Discontinued Operations."

Mortgage banking discontinued operations recorded a net loss of $13.4 million, compared to a net loss of $6.1 million in the second quarter of 2006.

In September 2006, the Corporation completed the sale of the mortgage banking line of business' origination operation including the majority of this segment's loans held for sale. This asset sale resulted in a loss of $6.4 million, including disposition costs. The segment recognized $5.5 million of these costs during the second quarter of 2006, while the remaining $0.9 million was recognized during the third quarter. Also in September 2006, the Corporation sold approximately 90% of this segment's mortgage servicing rights. Mortgage servicing rights with an underlying unpaid principal balance of $17 billion were sold resulting in a gross loss of $16 million, partially offset by associated hedge gains of $11 million. During the quarter, the segment recorded servicing asset amortization of $8 million. As a result of this sale, the Corporation recorded $172 million of receivables, which it believes will be substantially collected by early 2007 when final portfolio transfers are completed.

In addition to the losses discussed above, disposal losses in connection with contract termination costs and severance benefits were recorded in accordance with SFAS 146. The Corporation recognized $0.5 million of these costs during the second quarter of 2006, while the remaining $7.4 million was recognized during the third quarter.

Loans and loans held for sale totaling $50 million remain on the consolidated balance sheet and are classified as "assets held for sale" at September 30, 2006. These assets are carried at their fair value less costs to sell. In addition, mortgage servicing rights totaling $21 million remain on the consolidated balance sheet and are classified as "assets held for sale" at September 30, 2006. These assets were carried at lower of cost or market value in accordance with FAS 140 and were sold in the fourth quarter at an amount that approximates their fair value.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

About Forward-Looking Statements

This press release contains forward-looking statements and estimates that are based on management's expectations, estimates, projections, and assumptions. These statements and estimates include but are not limited to earnings estimates and projections of financial performance and profitability, and projections of business strategies and future activities. These statements involve inherent risks and uncertainties that are difficult to predict and are not guarantees of future performance. Words that convey our beliefs, views, expectations, assumptions, estimates, forecasts, outlook and projections or similar language, or that indicate events we believe could, would, should, may or will occur (or might not occur) or are likely (or unlikely) to occur, and similar expressions, are intended to identify forward-looking statements, which may include, among other things:

- statements and assumptions relating to projected growth in our earnings, projected loan originations, net interest and margins, and the relative performance of our lines of business;
- statements and assumptions relating to projected trends or potential changes in our asset quality, loan delinquencies, charge-offs, reserves and asset valuations, including valuations of our servicing and residual portfolios and incentive servicing fees;
- statements about the discontinued operations and the completion of the transfer and receipt of payment for the sold assets from our conventional mortgage banking segment; and
- any other statements that are not historical facts.

We qualify any forward-looking statements entirely by these cautionary factors.

Actual future results may differ materially from what is projected due to a variety of factors including: potential changes in direction, volatility and relative movement (basis risk) of interest rates, which may affect consumer demand for our products and the management and success of our interest rate risk management strategies; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our work force; the relative profitability of our lending operations; the valuation and management of our portfolios, including the use of external and internal modeling assumptions we embed in the valuation of those portfolios and short-term swings in the valuation of such portfolios due to a quarter-end movements in secondary market interest rates, which are inherently volatile; borrowers' refinancing opportunities, which may affect the prepayment assumptions used in our valuation estimates and which may affect loan demand; unanticipated deterioration in the credit quality of our loan and lease assets, including deterioration resulting from the effects of natural disasters; unanticipated deterioration or changes in estimates of the carrying value of our other assets, including securities; difficulties in delivering products to the secondary market as planned; difficulties in expanding our business and obtaining funding sources as needed; competition from other financial service providers for experienced managers as well as for customers; changes in the value of companies in which we invest; changes in variable compensation plans related to the performance and valuation of lines of business where we tie compensation systems to line of business performance; unanticipated outcomes in litigation; legislative or regulatory changes, including changes in tax laws or regulations, regulatory actions that impact our corporation or bank, changes in the interpretation of regulatory capital rules, other changes in regulatory rules, rights or responsibilities of our bank or thrift, changes in consumer or commercial lending rules, disclosure rules or rules affecting corporate governance, and the availability of resources to address these rules; changes in applicable accounting policies or principles or their application to our businesses or final audit adjustments; additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the final outcome and implications of the sale and discontinuance of operations for our conventional mortgage banking segment; or governmental changes in monetary or fiscal policies. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Securities and Exchange Commission.

The Corporation will host a conference call to review results on Monday, November 6, at 1:00 p.m. EST. Greg Ehlinger, Senior Vice President and CFO, Will Miller, CEO, and Jody Littrell,

First Vice President and Controller, of Irwin Financial Corporation, will be the speakers on the call. The toll-free number for the call is 888.867.5802; please tell the operator you would like to join the Irwin Financial call, confirmation #16173086. A replay of the call will be available on the Irwin Financial Corporation website at http://www.irwinfinancial.com/ir-set.html.

IRWIN FINANCIAL CORPORATION						
Selected Consolidated Financial Highlights						
($'s in thousands, except per share data) Unaudited						
	Q3-2006	**Q3-2005**	**$ Change**	**% Change**		**Q2-2006**
Net Interest Income	$65,526	$59,362	$6,164	10.4	%	$63,872
Provision for Loan and Lease Losses	(9,135)	(5,955)	(3,180)	(53.4)		(6,826)
Noninterest Income	7,347	14,318	(6,971)	(48.7)		9,046
Total Net Revenues	63,738	67,725	(3,987)	(5.9)		66,092
Noninterest Expense	50,864	48,969	1,895	3.9		51,295
Income from Continuing Operations before Income Taxes	12,874	18,756	(5,882)	(31.4)		14,797
Income Taxes on Continuing Operations	3,641	5,520	(1,879)	(34.0)		5,828
Net Income from Continuing Operations	9,233	13,236	(4,003)	(30.2)		8,969
Loss/gain from Discontinued Operations	(13,440)	5,257	(18,697)	(355.7)		(6,098)
Net Income	($4,207)	$18,493	($22,700)	(122.7)		$2,871
Dividends on Common Stock	$3,277	$2,859	$418	14.6	%	$3,272
Diluted Earnings Per Share (29,880 Weighted Average Shares Outstanding)						
From Continuing Operations	0.31	$0.46	($0.15)	(32.6)	%	$0.30
From All Operations	(0.14)	0.64	(0.78)	(121.9)		0.09
Basic Earnings Per Share (29,716 Weighted Average Shares Outstanding)						
From Continuing Operations	0.31	0.46	(0.15)	(32.6)		0.30
From All Operations	(0.14)	0.65	(0.79)	(121.5)		0.10
Dividends Per Common Share	0.11	0.10	0.01	10.0		0.11
Net Charge-Offs	$5,238	$2,865	$2,373	82.8	%	$3,972
Performance Ratios - Quarter to Date:						
Return on Average Assets from Continuing Operations	0.6%	0.8%				0.5%
Return on Average Equity from Continuing Operations	6.8%	10.4%				6.0%
	YTD-2006	**YTD-2005**	**$ Change**	**% Change**		
Net Interest Income	$190,976	$170,064	$20,912	12.3	%	
Provision for Loan and Lease Losses	(25,154)	(18,402)	(6,752)	(36.7)		
Noninterest Income	30,389	50,784	(20,395)	(40.2)		

Total Net Revenues	196,211	202,446	(6,235)	(3.1)		
Noninterest Expense	154,972	158,379	(3,407)	(2.2)		
Income from Continuing Operations before Income Taxes	41,239	44,067	(2,828)	(6.4)		
Income Taxes on Continuing Operations	14,347	15,903	(1,556)	(9.8)		
Net Income from Continuing Operations	26,892	28,164	(1,272)	(4.5)		
Loss from Discontinued Operations	(30,086)	(15,628)	(14,458)	(92.5)		
Net Income	($3,194)	$12,536	($15,730)	(125.5)		
Dividends on Common Stock	$9,818	$8,565	$1,253	14.6	%	
Diluted Earnings Per Share (30,215 Weighted Average Shares Outstanding)						
From Continuing Operations	0.90	$0.98	(0.08)	(8.2)	%	
From All Operations	(0.12)	0.44	(0.56)	(127.3)		
Basic Earnings Per Share (29,448 Weighted Average Shares Outstanding)						
From Continuing Operations	0.91	0.99	(0.08)	(8.1)		
From All Operations	(0.11)	0.44	(0.55)	(125.0)		
Dividends Per Common Share	0.33	0.30	0.03	10.0		
Net Charge-Offs	$13,711	$8,261	$5,450	66.0	%	
Performance Ratios - Year to Date:						
Return on Average Assets from Continuing Operations	0.5%	0.6%				
Return on Average Equity from Continuing Operations	6.8%	7.5%				
	September 30,	**September 30,**				**June 30,**
	2006	**2005**	**$ Change**	**% Change**		**2006**
Loans Held for Sale	$175,531	$807,934	($632,403)	(78.3)	%	$148,561
Loans and Leases in Portfolio	5,101,135	4,008,543	1,092,592	27.3		4,909,930
Allowance for Loan and Lease Losses	(70,635)	(53,381)	(17,254)	(32.3)		(66,921)
Assets Held for Sale IMC	74,484	1,097,395	(1,022,911)	(93.2)		957,701
Total Assets	5,996,495	6,497,606	(501,111)	(7.7)		6,515,991
Total Deposits	3,790,200	4,130,290	(340,090)	(8.2)		3,868,353
Shareholders' Equity	523,055	508,379	14,676	2.9		529,581
Shareholders' Equity available to Common Shareholders (per share)	17.56	17.78	(0.22)	(1.2)		17.80
Average Equity/Average Assets (YTD)	8.0%	8.6%				7.8%
Tier I Capital	$694,534	$663,393	$31,141	4.7	%	$702,457

				%		
Tier I Leverage Ratio	10.8%	10.3%				10.3%
Total Risk-based Capital Ratio	13.5%	13.1%				13.1%
Nonperforming Assets to Total Assets	0.87%	0.77%				0.94%
IRWIN FINANCIAL CORPORATION						
Selected Financial Highlights By Line of Business (continued)						
($'s in thousands) Unaudited						
Commercial Banking	**Q3-2006**	**Q3-2005**	**$ Change**	**% Change**		**Q2-2006**
Net Interest Income	$31,938	$28,639	$3,299	11.5 %		$31,411
Provision for Loan and Lease Losses	(1,668)	(1,361)	(307)	(22.6)		(1,337)
Other Revenues	4,691	4,442	249	5.6		4,593
Total Net Revenues	34,961	31,720	3,241	10.2		34,667
Salaries, Pension, and Other Employee Expense	13,806	11,897	1,909	16.0		13,280
Other Expenses	9,303	7,394	1,909	25.8		8,305
Income Before Income Taxes	11,852	12,429	(577)	(4.6)		13,082
Income Taxes	3,594	4,795	(1,201)	(25.0)		5,230
Net Income	$8,258	$7,634	$624	8.2		$7,852
Net Charge-offs	$1,315	$590	$725	122.9 %		$715
Net Interest Margin	4.27%	3.83%				3.98%
	YTD-2006	**YTD-2005**	**$ Change**	**% Change**		
Net Interest Income	$93,211	$80,175	$13,036	16.3 %		
Provision for Loan and Lease Losses	(4,481)	(3,936)	(545)	(13.8)		
Other Revenues	13,553	12,629	924	7.3		
Total Net Revenues	102,283	88,868	13,415	15.1		
Salaries, Pension, and Other Employee Expense	40,573	36,207	4,366	12.1		
Other Expenses	25,593	21,682	3,911	18.0		
Income Before Income Taxes	36,117	30,979	5,138	16.6		
Income Taxes	13,245	12,262	983	8.0		
Net Income	$22,872	$18,717	$4,155	22.2		
Net Charge-offs	$2,621	$1,745	$876	50.2 %		
Net Interest Margin	4.08%	3.80%				
	September	**September**				

	30,	30,		%		June 30,
	2006	2005	$ Change	Change		2006
Securities and Short-Term Investments	$87,939	$421,395	($333,456)	(79.1)	%	$54,188
Loans and Leases	2,843,007	2,618,692	224,315	8.6		2,797,872
Allowance for Loan and Lease Losses	(26,529)	(24,421)	(2,108)	(8.6)		(26,176)
Interest-Bearing Deposits	2,373,950	2,552,463	(178,513)	(7.0)		2,299,431
Noninterest-Bearing Deposits	354,064	364,272	(10,208)	(2.8)		397,661
Delinquency Ratio (30+ days):	0.12%	0.12%				0.31%

IRWIN FINANCIAL CORPORATION						
Selected Financial Highlights By Line of Business (continued)						
($'s in thousands) Unaudited						
Commercial Finance	**Q3-2006**	**Q3-2005**	**$ Change**	**% Change**		**Q2-2006**
Net Interest Income	$10,417	$8,959	$1,458	16.3	%	$10,107
Provision for Loan and Lease Losses	(1,613)	(1,481)	(132)	(8.9)		(1,785)
Gain on Sales of Loans	939	1,530	(591)	(38.6)		498
Derivative Losses, net	26	(227)	253	111.5		(165)
Other Revenues	1,571	1,010	561	55.5		1,666
Total Net Revenues	11,340	9,791	1,549	15.8		10,321
Salaries, Pension, and Other Employee Expense	5,428	4,680	748	16.0		5,362
Other Expenses	641	733	(92)	(12.6)		348
Income Before Income Taxes	5,271	4,378	893	20.4		4,611
Income Taxes	1,997	1,840	157	8.5		1,679
Net Income	$3,274	$2,538	$736	29.0		$2,932
Net Charge-Offs	$1,211	$1,052	$159	15.1	%	$868
Loans Sold	17,360	19,804	(2,444)	(12.3)		10,789
Net Interest Margin	4.27%	4.95%				4.50%
Total Fundings of Loans and Leases	$147,056	$119,345	$27,711	23.2	%	$164,399
	YTD-2006	**YTD-2005**	**$ Change**	**% Change**		

Net Interest Income	$30,217	$24,499	$5,718	23.3	%	
Provision for Loan and Lease Losses	(4,562)	(4,801)	239	5.0		
Gain on Sales of Loans	2,191	2,313	(122)	(5.3)		
Derivative Losses, net	(192)	(533)	341	64.0		
Other Revenues	4,685	3,793	892	23.5		
Total Net Revenues	32,339	25,271	7,068	28.0		
Salaries, Pension, and Other Employee Expense	15,956	13,037	2,919	22.4		
Other Expenses	1,761	4,209	(2,448)	(58.2)		
Income Before Income Taxes	14,622	8,025	6,597	82.2		
Income Taxes	5,525	3,362	2,163	64.3		
Net Income	$9,097	$4,663	$4,434	95.1		
Net Charge-Offs	$2,826	$3,869	($1,043)	(27.0)	%	
Loans Sold	40,211	34,232	5,979	17.5		
Net Interest Margin	4.47%	4.86%				
Total Fundings of Loans and Leases	$431,537	$312,980	$118,557	37.9	%	

	September 30,	September 30,				June 30,
	2006	**2005**	**$ Change**	**% Change**		**2006**
Investment in Loans and Leases	$991,677	$754,214	$237,463	31.5	%	$952,449
Allowance for Loan and Lease Losses	(12,460)	(10,366)	(2,094)	(20.2)		(12,241)
Weighted Average Coupon	9.09%	8.74%				9.06%
Delinquency ratio (30+ days)	0.57%	0.59%				0.42%

IRWIN FINANCIAL CORPORATION						
Selected Financial Highlights By Line of Business						
($'s in thousands) Unaudited						
Home Equity Lending	**Q3-2006**	**Q3-2005**	**$ Change**	**% Change**		**Q2-2006**
Net Interest Income	25,215	23,400	1,815	7.8		22,924
Provision for Loan Losses	(5,854)	(3,113)	(2,741)	(88.1)		(3,704)
Gain on Sales of Loans, Including Points and Fees	92	3,734	(3,642)	(97.5)		(4,470)
Servicing Income, net	790	2,549	(1,759)	(69.0)		5,121
Other Revenues	(1,702)	1,542	(3,244)	(210.4)		2,929
Total Net Revenues	18,541	28,112	(9,571)	(34.0)		22,800

Salaries, Pension, and Other Employee Expense	11,247	15,701	(4,454)	(28.4)		15,127
Other Expense	7,763	8,671	(908)	(10.5)		8,292
Income Before Income Taxes	(469)	3,740	(4,209)	(112.5)		(619)
Income Taxes	(177)	1,503	(1,680)	(111.8)		(238)
Net Income	($292)	$2,237	($2,529)	(113.1)		($381)
Loan Volume	$254,190	$443,606	($189,416)	(42.7)	%	$211,334
Percent retail	11%	41%				14%
Percent brokered	31%	21%				29%
Percent correspondent	21%	16%				26%
Percent other	37%	22%				31%
Loans Sold	75,881	150,730	(74,849)	(49.7)		336,404
Net Charge-offs (Loans Held for Investment)	2,712	1,222	1,490	121.9		2,387
Net Interest Margin	6.88%	6.38%				5.83%

	YTD-2006	YTD-2005	$ Change	% Change		
Net Interest Income	71,807	65,025	6,782	10.4		
Provision for Loan Losses	(16,111)	(9,665)	(6,446)	(66.7)		
Gain on Sales of Loans, Including Points and Fees	(2,445)	15,863	(18,308)	(115.4)		
Servicing Income, net	7,974	8,365	(391)	(4.7)		
Other Revenues	4,620	5,961	(1,341)	(22.5)		
Total Net Revenues	65,845	85,549	(19,704)	(23.0)		
Salaries, Pension, and Other Employee Expense	39,975	50,193	(10,218)	(20.4)		
Other Expense	25,227	29,074	(3,847)	(13.2)		
Income Before Income Taxes	643	6,282	(5,639)	(89.8)		
Income Taxes	283	2,537	(2,254)	(88.8)		
Net Income	$360	$3,745	($3,385)	(90.4)		
Loan Volume	$749,898	$1,373,502	($623,604)	(45.4)	%	
Percent retail	17%	38%				
Percent brokered	28%	22%				
Percent correspondent	26%	17%				
Percent other	29%	23%				
Loans Sold	552,528	584,071	(31,543)	(5.4)		
Net Charge-offs (Loans Held for Investment)	8,261	2,651	5,610	211.6		
Net Interest Margin	6.20%	7.27%				

	September 30,	September 30,		%		June 30,
	2006	2005	$ Change	Change		2006
Home Equity Loans Held for Sale	$174,084	$807,673	($633,589)	(78.4)	%	$147,810
Home Equity Loans Held for Investment	1,266,154	635,435	630,719	99.3		1,159,309
Allowance for Loan and Lease Losses	(31,403)	(18,343)	(13,060)	(71.2)		(28,262)
Residual Asset	2,800	23,720	(20,920)	(88.2)		7,770
Servicing Asset	28,266	38,950	(10,684)	(27.4)		29,451
Managed Portfolio	1,648,236	1,577,238	70,998	4.5		1,600,288
Delinquency Ratio (30+ days)	3.07%	2.92%				2.67%